Exhibit 99.2

CONFIDENTIAL
[DATE]

[NOMINEE NAME]
[NOMINEE ADDRESS]

Dear ____________:

Thank you for agreeing to be nominated (as such, a “Nominee”) for election to the Board of Directors ("Board") of Forward Industries, Inc., a New York corporation, (the "Company"), in connection with the proxy solicitation that I am considering undertaking to nominate and elect directors at the Company's 2014 annual meeting of shareholders, or any other meeting held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the "Solicitation"). Your outstanding qualifications, I believe, will prove a valuable asset to the Company and all of its shareholders.  This letter agreement (the "Agreement") will set forth the terms of our agreement.

A.  Agreement as Nominee.

(a) You hereby agree: (i) to be named as a Nominee in any and all solicitation or other materials I prepare in connection with my nomination of candidates for election to the Board and/or the Solicitation, (ii) to provide all information as I may reasonably request from time to time (including, without limitation, all information required under federal securities laws or by the Company’ bylaws and applicable policies, and all other information necessary for any materials to be prepared in connection with the nomination, the Solicitation and/or a proxy statement by the Company (each a “Proxy Statement”)), and (iii) that your agreement to be a Nominee, and the information referred to above, may be disclosed in my notice of nomination and/or Solicitation materials or otherwise or by the Company in a Proxy Statement or otherwise. You represent that the information provided to me by you or on your behalf, including in your completed Questionnaire (as defined below) relating to your being a Nominee, is true and complete and does not omit any material information. You agree that you will promptly provide me with any updates to the information you have previously provided under paragraph (a)(ii) of this Section A and your representations in the Questionnaire.

(b) You agree, if elected or appointed, to serve as a director of the Company, and in that capacity to act in the best interests of the Company and its stockholders and to exercise your independent judgment in accordance with your fiduciary duties in all matters that come before the Board. You agree that you are not an employee or an agent or otherwise a representative of me or my affiliates, that you are independent of me and my affiliates, and that, if elected or appointed, you will in no way be controlled by or act at the direction of me or my affiliates.

(c) Concurrently with execution of this Agreement, you will execute a consent, in the form attached as Exhibit A, confirming your consent to being a Nominee, to being named in the nomination and Solicitation materials and/or a Proxy Statement and other materials as a Nominee, and to serving as a director of the Company if elected.

(d) You understand that it may be difficult, if not impossible, to replace a nominee who, such as yourself, has agreed to serve as Nominee and, if elected or appointed, as a director of the Company, if such nominee later changes his mind and determines not to serve as Nominee or, if elected or appointed, as a director of the Company. Accordingly, provided you are not involuntarily precluded from serving solely as a result of a mental or physical disability or your death, I am relying upon your agreement to serve as Nominee and, if elected or appointed, as a director of the Company. In that regard, you are being supplied with a questionnaire (the "Questionnaire") in which you will provide certain information necessary for me to make appropriate disclosure to the Company and to use in creating the proxy solicitation materials to be sent to stockholders of the Company and filed with the Securities and Exchange Commission (the "Commission") in connection with the Solicitation. You further understand that this Agreement will be publicly disclosed to the Commission.

(e) Notwithstanding anything in this Agreement to the contrary, I am not obligated to nominate you to the  Board or to identify you as an actual or potential Nominee or to commence or complete the Solicitation.

B. Indemnification.

(a) I hereby agree to indemnify and hold you harmless from and against any and all losses, claims, damages, liabilities, judgments, costs, and expenses (including reasonable fees and disbursements of counsel and costs of investigation) (collectively, “Losses”) to which you may become subject or which you may incur in connection with being made, or threatened with being made, a party or witness (or in any other capacity) to any proceeding at law or in equity or before any governmental agency or board or any other body whatsoever (whether arbitral, civil, criminal, trial, appeal, administrative, formal, informal, investigative or other), arising out of or based upon your being a Nominee (but not in connection with or based upon your being a director of the Company); provided, however, that you will not be entitled to indemnification for claims arising from your gross negligence, wilful misconduct, intentional and material violations of law, criminal actions, provision to me of false or misleading information (including false or misleading information on any questionnaire that I request you to complete), or material breach of the terms of this Agreement, in each case as judicially determined; provided further, that the indemnification and other obligations hereunder shall terminate upon your becoming a director of the Company or the conclusion of the Company's 2014 annual meeting of shareholders.

(b) You will give prompt written notice to me when you become aware of the commencement or threatened commencement of any action in respect of which you may seek indemnification from me hereunder; provided that the failure to so provide prompt notice shall not relieve me of my indemnification obligations hereunder except to the extent that I am materially prejudiced as a result thereof. Upon receipt of such written notice, I will provide you with counsel to represent you.  Such counsel shall be reasonably acceptable to you.

(c) I may not enter into any settlement of any Loss or claim without your consent unless such settlement includes a release of you from any and all liability in respect of such Loss or claim.  Notwithstanding anything to the contrary set forth in this letter agreement, I shall not be responsible for any fees, costs or expenses of separate legal counsel retained by you without my prior written approval.  In addition, you agree not to enter into any settlement of any Loss or claim without my written consent, which consent will not be unreasonably withheld.

(d) Notwithstanding anything to the contrary, if I have made payments to you pursuant to the indemnification provisions hereof and you subsequently are reimbursed by a third party therefor, you will remit such subsequent reimbursement to me.

C. Confidentiality.

(a) You hereby agree to keep confidential and not disclose to any party, without my consent, any confidential, proprietary or non-public information, including information relating to me, your nomination, the Solicitation and the existence of this Agreement, (collectively, “Information”) that you have heretofore obtained or may obtain in connection with the Solicitation or your service as a Nominee hereunder.  Notwithstanding the foregoing, Information shall not include any information that is publicly disclosed by me or my affiliates or any information that you can demonstrate is now, or hereafter becomes, through no act or failure to act on your part, otherwise generally known to the public.

(b) Notwithstanding the foregoing, if you are required by applicable law, rule, regulation or legal process to disclose any Information you may do so provided that you first promptly notify me so that I or any of my representatives may seek a protective order or other appropriate remedy or, in my sole discretion, waive compliance with the terms of this Agreement.  In the event that no such protective order or other remedy is obtained or I do not waive compliance with the terms of this Agreement, you may furnish only that portion of the Information which you are advised by counsel is legally required to be so disclosed and you will request that the party(ies) receiving such Information maintain it as confidential.

(c) All Information, all copies thereof, and any studies, notes, records, analysis, compilations or other documents prepared by you containing such Information, shall be and remain my property and, upon my request, all such information shall be returned or, at my option, destroyed by you, with such destruction confirmed by you to in writing.

D.  General.

(a) This Agreement: (i) shall be governed by the laws of the State of New York, without regard to the principles of the conflicts of laws thereof; (ii) contains the entire understanding of the parties with respect to the subject matter contained herein and may not be modified or amended except by mutual written consent; (iii) may not be assigned by you without my prior written consent; and (iv) may be executed in counterparts and delivered by facsimile signatures.

(b) Both you and I agree that money damages would not be a sufficient remedy for any breach of this Agreement by you and that in addition to all other remedies I may be entitled to, I shall be entitled to seek specific performance and injunctive or other equitable relief as a remedy for any such breach.

(c) I shall have the right, at any time and in my sole discretion, to terminate this Agreement and/or to withdraw your name from consideration as a Nominee. In addition, this Agreement shall automatically terminate on the earliest to occur of (i) the conclusion of the Company's  2014 annual meeting of shareholders (regardless of the outcome), (ii) your election or appointment to the Board or (iii) my communication to you of my intent not to proceed with the Solicitation. My obligations under Section B (Indemnification) and your obligations under Section C (Confidentiality) hereof shall survive any such termination or withdrawal.

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If you are in agreement with the foregoing, please so indicate by signing and returning one copy of this Agreement.

Very truly yours,

Terence Bernard Wise

By:	__________________________
Name:	Terence Bernard Wise

Accepted and agreed to:

By: ____________________________
Name: [NOMINEE]